September 16, 2005




George F. Ohsiek
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington D.C. 20549

Re:  Hansen Natural Corporation

Dear Mr. Ohsiek:


Reference is made to your letter of August 1, 2005. We would like to thank you for extending our response deadline to September 19, 2005. We have now had the opportunity to consider the comments in your letter and respond as set forth below. For ease of reference we have used the same paragraph numbers as were used in your letter and have included your comment immediately above our response.

References in the "Hansen's Response" sections of this letter to the words "Hansen", "the Company", "we", "us", and "our", mean Hansen Natural Corporation and its subsidiaries. References herein to "you", "your", "staff" and "Commission" mean the U.S. Securities and Exchange Commission and its staff.

Please note that we are requesting confidential treatment for Exhibits B through G referred to in response to comment 3 below. Our confidential treatment request for Exhibits B through G will be submitted under separate cover in accordance with Rule 83 of the Freedom of Information Act ("FOIA"), 17 C.F.R. 200.83.

1. Item 6. Selected  Consolidated  Financial Data, page 17
   --------------------------------------------------------
We read your response to comment 2 in our letter dated June 9, 2005. We note your justification for including promotional allowances in your non-GAAP performance measure, "Gross Sales" however we are unclear how you have presented justification for including estimated returns, allowances and cash discounts in the non-GAAP measure. Additionally, you have not disclosed the material limitations associated with the use of "Gross Sales" as compared to "Net Sales" and the manner in which management compensates for these limitations when using

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 2 of 10


the non-GAAP financial measure. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available on our website at www.sec.gov. We believe an alternative way to inform investors of your sales volumes and impact promotional allowances had in operations would be to quantify the amount of cans or bottles sold for the various fiscal periods and disclose the amount of promotional allowances included in arriving at "Net Sales" in your MD&A discussion similar to your disclosure on page 57 under the caption Advertising and Promotional Allowances.

     Hansen's Response:
     ------------------
     Consistent with our discussions with your staff, we have reflected gross sales net of estimated returns, spoilage allowances and cash discounts. In our most recent 10-Q, we have noted the limitations associated with the use of gross sales and explained the manner in which management uses gross sales and have separately listed and explained the level of allowances and promotional payments and relevance thereof.

     We respectfully refer you to the table set out in our most recent 10-Q for the quarterly period ended June 30, 2005 with respect to the "Results of Operations" subsection within the MD&A section.

     Furthermore, in the narrative in the results of operations for the three- and six- month periods, we have specifically analyzed the changes in net sales in both price and volume and specifically detailed the case volumes in this paragraph.

     In response to the last sentence of comment number 1 in your letter, the amount of promotional allowances has been specifically identified in the table on page 20 of the 10-Q, as also presented in Exhibit A.

2. Notes to Consolidated financial Statements
   ------------------------------------------
We read your response to comment 7 in our report dated June 9, 2005. Product line revenue disclosures should identify products from which each reportable segment derives its revenue and should mirror the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly or monthly sales for the purposes of managing the business. Please note that if providing disclosure of product line revenue information is impracticable you should so state in accordance with paragraph 37 of SFAS 131. Also, refer to Section II.J.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated March 4, 2005 and available on our website at www.sec.gov.

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 3 of 10


     Hansen's Response:
     ------------------
     We respectfully refer to our response to comment number 7 in our letter dated July 15, 2005. After reassessing the criteria of SFAS 131, we now consider that we have two reportable segments, based on the different methods by which certain product groupings (including package format) are managed and are sold and delivered to customers, namely Direct Store Delivery ("DSD") products (primarily energy drinks) and Warehouse delivery ("Warehouse") products (primarily juice based and soda beverages).
     Specialty and Nutrition products have, for practical purposes, been discontinued. The last sentence of paragraph 36 states "Information required by paragraphs 37-39 need be provided only if it is not provided as part of the reportable operating segment information provided by this statement". As we will be providing revenues by DSD and Warehouse products respectively, in our future financial statements, we believe we will meet the requirements of the revenue disclosures required by paragraph 37.

     We  have  daily  and  cumulative   month-to-date  sales  reports  that  are
     distributed to select employees, primarily sales and marketing managers, and the Chief Operating Decision Maker ("CODM"). On a monthly basis, our accounting department aggregates substantially all energy products into our DSD Segment, and aggregates primarily juice-based and soda products into our Warehouse Segment. Accordingly, our DSD reportable segment includes sales of substantially all our energy products and our Warehouse reportable segment includes sales of primarily our juice-based and soda beverages.

3. Segment Information, page 59
   ----------------------------
We read your response to comment 12 in our letter dated June 9, 2005. With regard to your request to disclose one reportable segment we refer you to paragraphs 109-111 of SFAS 131, which address concerns about competitive harm. Please note that SFAS 131 does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable. From your response we fail to see how reporting the required SFAS 131 disclosures would be impracticable for you since the information is prepared internally and that is the way your reportable segments are being managed. In order to better understand how you concluded that you only have two reportable operating segments, please provide us the following:

*    The name and position of your chief operating decision maker;

* A complete copy of the year end and a recent monthly internal management report provided to your chief operating decision-maker that includes your operating results;

* A copy of the package given to the Board of Directors for the same time periods; and

* An organizational chart detailing your management structure under the chief operating decision-maker as it relates to managing the operational aspects of your business.

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 4 of 10


Additionally, please tell us the measure(s) that your CODM uses to evaluate and allocate resources to your operating segments. For each measure that you list, as well as for revenues and gross margin, please provide us your computation of these measures for the last five years and demonstrate how that information supports the similarity of the economic characteristics of the operating segments. If after reassessing the criteria in SFAS 131, you now believe that you have separate reportable segments, please revise your future financial statements accordingly.

     Hansen's Response:
     ------------------
     In our response to comment 12 of your letter dated June 9, 2005, we determined that after reassessing SFAS 131 and the increased percentage of DSD sales attributable to energy drinks, which on an on-going basis are demonstrating higher average gross margins than Warehouse products, we now consider that we have two reportable segments which comprise DSD, whose principal products comprise energy drinks, and Warehouse, whose principal products comprise juice based and soda beverages.

     Please note that we have included segment disclosures in accordance with SFAS 131 in our Form 10-Q for the three- and six-months ended June 30, 2005 and 2004. Please also note that Exhibits B through G referred to below are being sent to the Staff under separate cover. To assist you in understanding how we concluded that we have two reportable operating segments, please note the following:

* The CODM of Hansen's is the Executive Committee of the Board of Directors which is currently comprised of our Chief Executive Officer, Rodney C. Sacks, and our President, Chief Financial Officer and Chief Operating Officer, Hilton H. Schlosberg.

* A copy of our year-end reporting package for the year ended December 31, 2004 provided to the CODM is included as Exhibit B. Internal financial information was historically reported in a format with four divisions, although the business operations of the Company were in fact evaluated by the CODM on a consolidated basis with the DSD division reporting to Rodney Sacks and the Warehouse division (juice, soda and specialty) reporting to Hilton Schlosberg. To more accurately reflect the manner in which the business operations are managed, the format of the reporting packages was updated to reflect the results of the DSD segment and Warehouse segment respectively. This appears from the most recent reporting package for the quarter ended June 30, 2005 provided to the CODM which is included as Exhibit C. This package more accurately reflects the manner in which the business operations of the Company are managed by Rodney Sacks and Hilton Schlosberg individually and are evaluated on a consolidated basis by the

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 5 of 10


     CODM. As appears from such reports, gross profit, gross profit margins and contribution margins from the DSD segment are substantially greater than gross profit, gross profit margins and contribution margins from the Warehouse segment. Historically, the gross profit and contribution margins of the various products in the Warehouse segment have generally been similar.

* A copy of our year end reporting package for the year ended December 31, 2004 provided to the Board of Directors ("Board") is included as Exhibit D. A copy of our most recent quarter end reporting package for the quarter ended June 30, 2005 provided to our Board is included as Exhibit E. The reporting packages provided to the Board have generally followed the format of the reporting packages provided to the CODM (for the most recently completed year or quarter concerned prior to the Board meeting). In line with the change in the reporting package to the CODM, which more accurately reflects the manner in which the business operations of the Company are managed, the reporting package to the Board reflects the results of the two operating segments of the Company, namely DSD and Warehouse. Commencing with the quarter ended June 30, 2005, the Board does not receive profit measure information by product line but instead receives such information for the two operating segments of the Company. The Board does continue to receive sales information on a product line basis.

* A copy of our organizational chart, which details the management structure reporting to our CODM, is included as Exhibit F. As can be seen from our organizational chart, the Company does not have separate managers for each product line. Instead, the Company has a centralized management structure that is defined along our operating segment lines. Marketing, marketing services, sales and support employees are generally dedicated to their respective segments as a whole rather than to individual product lines.

For resource allocations, the CODM uses variable factors and criteria that they deem appropriate from time to time which includes, but is not limited to, their industry experience and general prospects for the various categories of beverages from time to time. The CODM currently receives financial information which reflects adjusted gross sales, allowances and promotional payments, net sales, gross profit and contribution margin levels for the DSD and Warehouse segments, respectively, which they utilize as part of their evaluation for resource allocation.

Based on these measures utilized by our CODM as listed above, we have included in Exhibit G summarized financial information of our adjusted gross sales for our last 5 fiscal years, 2000 through 2004 and for the six-months ended June 30, 2005 in a format consistent with our June 30, 2005 presentation.

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 6 of 10


We have also included in Exhibit G summarized financial information of allowances and promotional payments, net sales, gross profit and gross profit percent, contribution margin and contribution margin percent for last 3 fiscal years, 2002 through 2004 and for the six-months ended June 30, 2005 in a format consistent with our June 30, 2005 presentation. The presentation of allowances and promotional payments, net sales, gross profit, gross profit percent, contribution margin and contribution margin percent for fiscal years 2000 and 2001 is impracticable to present on a comparable segment basis due to the Company's adoption of EITF No. 01-9 in 2002. The adoption of EITF No. 01-9 resulted in material reclassifications to net sales, gross profit, gross profit percent and contribution margin percent for the 2000 and 2001 fiscal years. However, these reclassifications were not tracked on a segment or product basis. Therefore, the comparable segment net sales, gross profit, gross profit percent and contribution margin percent information for these periods is not available or practicable to ascertain.

In addition to the quantitative economic characteristics, the Company reviewed the qualitative economic characteristics of paragraph 17 of SFAS No. 131, reaching the following conclusions:

* The Company is involved in the beverage industry and the products it markets and sells are all beverages (with extremely limited exception.)

* For all beverage products, the Company utilizes third party co-packers for production.

* The DSD Segment, in the main, sells to third party full-service distributors who have exclusive sale and distribution rights to the DSD Segment products in their specified territories. On the other hand, the Warehouse Segment sells directly to retail grocery chain stores, specialty stores such as Trader Joe's, mass merchandisers, club stores, drug stores and health food stores. In the case of the health food stores, products are mainly sold directly to such stores, but are delivered through a network of health food or specialty distributors. Salespersons employed within the Warehouse Segment and third party brokers generally sell all the products of the Warehouse Segment.

* The methods used to distribute the Company's products are similar. The Company uses common carriers or company owned transport vehicles. For retail chain customers, the vast majority of products are delivered to central depots of the retail chain customers or, in some instances, the retail chain customers pick up loads at Company warehouses.

* The regulatory environment is generally the same for all non-alcoholic beverages.

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 7 of 10


Based on the measures used by the CODM as described above, the Company reassessed the criteria in SFAS No. 131 and has disclosed segment information in footnote 8 of its Form 10-Q for the three- and six-months ended June 30, 2005.

                                      ***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at (951) 739-6200 at your convenience.

Sincerely,




/s/RODNEY C. SACKS                      /s/HILTON H. SCHLOSBERG
----------------------------------      --------------------------------
Rodney C. Sacks                         Hilton H. Schlosberg
Chairman of the Board of Directors      Vice Chairman of the Board of Directors,
and Chief Executive Officer             President, Chief Operating Officer,
                                        Chief Financial Officer and Secretary

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 8 of 10


EXHIBIT A

Results of Operations

The following table sets forth key statistics for the three- and six-months ended June 30, 2005 and 2004, respectively.


                                   Three-Months Ended          Percentage             Six-Months Ended           Percentage
                                        June 30,                 Change                   June 30,                 Change
                            ---------------------------------  ------------   --------------------------------- -------------
                                 2005             2004          05 vs. 04          2005             2004         05 vs. 04
                            ---------------- ----------------  ------------   ---------------- ---------------- -------------

Gross sales, net of
  discounts & returns *        $102,499,664     $ 57,120,726         79.4%       $175,461,754     $ 95,209,244         84.3%
Less:  Allowances and
   promotional
   payments **                   17,059,109       11,057,183         54.3%         30,006,927       17,846,918         68.1%
                            ---------------- ----------------  ------------   ---------------- ---------------- -------------
Net sales                        85,440,555       46,063,543         85.5%        145,454,827       77,362,326         88.0%
Cost of sales                    40,513,477       25,304,614         60.1%         70,198,431       42,695,576         64.4%
                            ---------------- ----------------  ------------   ---------------- ---------------- -------------
Gross profit                     44,927,078       20,758,929        116.4%         75,256,396       34,666,750        117.1%
Gross profit margin                   52.6%            45.1%                            51.7%            44.8%

Selling, general and
   administrative
   expenses                      19,558,402       12,335,494         58.6%         35,149,974       22,578,732         55.7%
Amortization of
   trademark                         13,838           19,269        (28.2%)            28,084           39,365        (28.7%)
                            ---------------- ----------------  ------------   ---------------- ---------------- -------------
Operating income                 25,354,838        8,404,166        201.7%         40,078,338       12,048,653        232.6%
Operating income as a
   percent of net sales               29.7%            18.2%                            27.6%            15.6%

Net nonoperating
   income (expense)                 253,876           (8,434)    (3,110.1%)           371,394          (19,048)    (2,049.8%)
                            ---------------- ----------------  ------------   ---------------- ---------------- -------------
Income before
   provision for income
   taxes                         25,608,714        8,395,732        205.0%         40,449,732       12,029,605        236.3%

Provision for income
   taxes                         10,363,016        3,317,583        212.4%         16,359,321        4,768,175        243.1%
                            ---------------- ----------------  ------------   ---------------- ---------------- -------------
Effective tax rate                    40.5%            39.5%                            40.4%            39.6%

Net income                     $ 15,245,698      $ 5,078,149        200.2%       $ 24,090,411      $ 7,261,430        231.8%
                            ================ ================  ============   ================ ================ =============
Net income as a
   percent of net sales               17.8%            11.0%                            16.6%             9.4%

Net income per common share (post-split):
   Basic (Notes 6 & 7)         $       0.69      $      0.24                     $       1.09      $      0.35
   Diluted (Notes 6 & 7)       $       0.63      $      0.22                     $       0.99      $      0.31

Case Sales (in thousands) (in 192-ounce case equivalents)
                                     12,368            7,605         62.6%             21,663           12,973         67.0%


Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 9 of 10


* Gross sales, net of discounts and returns, although used internally by management as an indicator of operating performance, should not be considered as an alternative to net sales, which is determined in accordance with GAAP, and should not be used alone as an indicator of operating performance in place of net sales. Additionally, gross sales may not be comparable to similarly titled measures used by other companies as gross sales has been defined by the Company's internal reporting requirements. However, gross sales is used by management to monitor operating performance including sales performance of particular products, salesperson performance, product growth or declines and overall Company performance. The use of gross sales allows evaluation of sales performance before the effect of any promotional items, which can mask certain performance issues. Management believes the presentation of gross sales allows a more comprehensive presentation of the Company's operating performance. Gross sales may not be realized in the form of cash receipts as promotional payment and allowances may be deducted from payments received from customers.

** Although the expenditures described in this line item are determined in accordance with GAAP and meet GAAP requirements, the disclosure thereof does not conform with GAAP presentation requirements. Additionally, the presentation of allowances and promotional payments may not be comparable to similar items presented by other companies. The presentation of allowances and promotional payments facilitates an evaluation of the impact thereof on the determination of net sales and illustrates the spending levels incurred to secure such sales. Allowances and promotional payments constitute a material portion of the marketing activities of the Company.

Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
September 15, 2005
Page 10 of 10


EXHIBIT B

Year-end reporting package provided to Chief Operating Decision Maker for December 31, 2004


EXHIBIT C

Quarter-end reporting package provided to Chief Operating Decision Maker for June 30, 2005


EXHIBIT D

Year-end reporting package provided to Board of Directors for December 31, 2004


EXHIBIT E

Quarter-end reporting package provided to Board of Directors for June 30, 2005


EXHIBIT F

Organization Chart


EXHIBIT G

Summarized financial information utilized as part of the evaluation for resource allocation